                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            Titan International, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                    ---------------------------------------
                         (Title of Class of Securities)

                                    88830M10
                    ---------------------------------------
                                 (CUSIP Number)




                         Carlisle Companies Incorporated
                       250 South Clinton Street, Suite 201
                            Syracuse, New York 13202
                                 (315) 477-9118

                                 with copies to:

               Steven J. Ford, Esq.                Douglas L. Getter, Esq.
          Carlisle Companies Incorporated           Dewey Ballantine LLP
        250 South Clinton Street, Suite 201      1301 Avenue of the Americas
             Syracuse, New York  13202            New York, New York 10019
                  (315) 477-9118                       (212) 259-8000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 August 4, 1999
                    ---------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

                                  SCHEDULE 13D


-------------------------------------                                             --------------------------
CUSIP NO.  88830M10                                                               PAGE   2   OF   35   PAGES
-------------------------------------                                             --------------------------

------------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Carlisle Companies
                31-1168055
------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY                                                                         (a) / /
                                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS
                OO
------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)                                                                      o

------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
------------------------------------------------------------------------------------------------------------
         NUMBER OF           7             SOLE VOTING POWER
          SHARES                           0
       BENEFICIALLY          -------------------------------------------------------------------------------
       OWNED BY EACH         8             SHARED VOTING POWER
     REPORTING PERSON                      7,772,942
           WITH              -------------------------------------------------------------------------------
                             9             SOLE DISPOSITIVE POWER
                                           0
                             -------------------------------------------------------------------------------
                             10            SHARED DISPOSITIVE POWER
                                           0
------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                7,772,942
------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                                                   / /
------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                37.0%
------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                CO
------------------------------------------------------------------------------------------------------------




                               Page 2 of 35 Pages

Item 1.           SECURITY AND ISSUER.

                  This Statement relates to shares of common stock, no par value ("Common Stock"), of Titan International, Inc., an Illinois corporation ("Issuer"). The address of the principal executive offices of the Issuer is 2701 Spruce Street, Quincy, Illinois 62301.

Item 2.           IDENTITY AND BACKGROUND.

                  This Statement is filed by Carlisle Companies Incorporated, a Delaware corporation ("Carlisle") having its principal executive offices at 250 South Clinton Street, Suite 201, Syracuse, New York 13202.

                  The principal business of Carlisle is manufacturing and distributing a wide variety of products across a broad range of industries, including, among others, roofing, construction, trucking, automotive, foodservice, industrial equipment, lawn and garden and aircraft industries. Carlisle markets its products both as a component supplier to original equipment manufacturers, as well as directly to end users.

                  During the past five years, neither Carlisle nor, to the best knowledge of Carlisle, any of its executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Carlisle acquired beneficial ownership of 7,772,942 shares (the "Subject Shares") of Common Stock pursuant to the Voting Agreements (as defined and described in Item 4) representing approximately 37.0% of the issued and outstanding shares of Common Stock. Carlisle requested that MascoTech, Inc., 399 Venture Partners, Inc., Maurice M. Taylor, Jr. and Anthony L. Soave (collectively, the "Principal Stockholders") enter into the Voting Agreements as a condition to Carlisle's willingness to enter into the Letter of Intent (as defined and described in Item 4). The Voting Agreements will apply to shares of Common Stock that may be acquired after the date of such agreements by such Principal Stockholders, including shares of Common Stock issuable upon exercise of options to purchase Common Stock. No additional consideration was given in exchange for the Subject Shares.

Item 4.           PURPOSE OF TRANSACTION.

                  On August 4, 1999, Carlisle entered into a Letter of Intent (the "Letter of Intent") with the Issuer pursuant to which, and subject to the terms and conditions set forth therein, the Issuer will merge (the "Merger") with a wholly-owned subsidiary of Carlisle. The closing of the Merger will be held as soon as practicable following the execution and delivery of a definitive merger agreement




                               Page 3 of 35 Pages

                  (the "Definitive Agreement"). The Issuer and Carlisle have agreed to work diligently and in good faith toward the execution and delivery of the Definitive Agreement within 45 days of the date of the Letter of Intent. The consummation of the Merger will be subject to and conditioned upon, among other things, (i) the execution of a mutually acceptable Definitive Agreement and the compliance with or satisfaction or waiver of the terms and conditions thereof; (ii) the completion of due diligence investigation by the Issuer and Carlisle; (iii) the receipt of all material consents and approvals, including from regulatory agencies (domestic or foreign), necessary to consummate the Merger in conformity with applicable law (domestic or foreign), agreements and orders (domestic or foreign) without the necessity of making any changes to the business of the Issuer and Carlisle as they currently exist; (iv) the approval of the Board of Directors and stockholders of each of the Issuer and Carlisle of the Definitive Agreement and the transactions contemplated thereby; (v) the Merger qualifying as a "pooling-of-interests" transaction in accordance with Opinion 16 of the Accounting Principles Board and the receipt by Carlisle of (A) a favorable determination by the Securities and Exchange Commission (the "SEC") to the effect that the Merger qualifies as a "pooling-of-interest" transaction and (B) a "pooling opinion" issued by Carlisle's independent auditors in form and substance satisfactory to Carlisle dated the date of the Registration Statement on Form S-4 (the "Form S-4") and confirmed in writing at the effective time of the Merger; (vi) the effectiveness of the Form S-4 and absence of any stop order issued by the SEC; (vii) the shares of Carlisle Common Stock (defined below) issuable in connection with the Merger being approved for listing on the New York Stock Exchange ("NYSE"), subject only to official notice of issuance; and
                  (viii) the absence of any changes having or reasonably likely to have a material adverse effect on the business, properties, operations, prospects or conditions (financial or otherwise) of the Issuer and its subsidiaries, or Carlisle and its subsidiaries.

                  Upon consummation of the Merger, each share of Common Stock issued and outstanding immediately prior to the Merger will be converted into right to receive the fraction of one share of common stock, par value $1.00 per share ("Carlisle Common Stock"), of Carlisle (the "Exchange Ratio") equal to the quotient obtained by dividing (i) $17 by (ii) the average of the closing price per share of Carlisle Common Stock on the NYSE (as reported in THE WALL STREET JOURNAL) on each of the 15 consecutive trading days immediately preceding the second trading day prior to the actual date of the special meeting of Carlisle's stockholders with respect to the transactions contemplated by the Merger (the "Average Closing Price"), provided that the Exchange Ratio will be no less than .3242 and no more than .3652, even if the Average Closing Price exceeds $52.43 or is less than $46.55, respectively. In the event that the Average Closing Price is (A) less than $40.00, the Issuer may, at its option, terminate the Merger or (B) greater than $60.00, Carlisle may, at its option, terminate the Merger, in each case without further liability to the other party.

                  In connection with the Letter of Intent, Carlisle entered into a separate Voting Agreement, dated as of August 4, 1999 (the "Voting Agreement"), with each of the Principal Stockholders who own in the aggregate 7,772,942 shares of Common Stock representing approximately 37% of the issued and outstanding






                               Page 4 of 35 Pages
                  shares of Common Stock. The purpose of the Voting Agreements and the transactions contemplated thereby is to ensure approval of the Merger.

                  The foregoing description of the Letter of Intent is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)       Pursuant to the Voting Agreements, Carlisle has the
                  power to direct the vote, in connection with the Merger and related matters, of an aggregate of 7,772,942 shares of Common
                  Stock, representing approximately 37% of the issued and outstanding shares of Common Stock. The Voting Agreements will apply to shares of Common Stock that may be acquired after the date of such agreements by the Principal Stockholders, including shares of Common Stock issuable upon exercise of options to purchase Common Stock.

(c)               The responses set forth in Item 4 are incorporated herein.

(d) The Principal Stockholders shall have the right to receive, pro rata, based on their percentage ownership of the Subject Shares, dividends, if any, and the proceeds from any sale of the Common Stock.

(e)               Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The responses set forth in Item 4 and Item 5 are incorporated herein.

                  Pursuant to the Voting Agreements, each of the Principal Stockholders has irrevocably granted to and appointed Carlisle its or his true and lawful proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of such Principal Stockholder, to vote the shares of Common Stock held by such Principal Stockholder in favor of the Merger and the Definitive Agreement.

                  Each Principal Stockholder has also agreed, until the earlier of (i) six months from the expiration of the Target Date, (ii) the effectiveness of the Merger or (iii) the payment by the Issuer or Carlisle of a termination fee referenced in the Voting Agreements, not to, among other things: (A) sell, transfer, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of its or his shares of Common Stock or grant any proxy or interest in or with respect to such shares or deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares or (B) solicit, directly or indirectly, any inquiries or making of any proposal with respect to, or engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or a significant portion of the assets, stock or business of the Issuer.




                               Page 5 of 35 Pages

                  The foregoing description of the Voting Agreements is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 7.           MATERIAL TO BE FILED AS EXHIBIT.

(a) Letter of Intent, dated as of August 4, 1999, by and between Carlisle Companies Incorporated and Titan International, Inc.

(b) Voting Agreement dated as of August 4, 1999, by and between Carlisle and MascoTech, Inc.

(c) Voting Agreement dated as of August 4, 1999, by and between Carlisle and 399 Venture Partners, Inc.

(d) Voting Agreement dated as of August 4, 1999, by and between Carlisle and Maurice M. Taylor.

(e) Voting Agreement dated as of August 4, 1999, by and between Carlisle and Anthony L. Soave.



                               Page 6 of 35 Pages



EXHIBIT NO.       DESCRIPTION

     1 Letter of Intent, dated as of August 4, 1999, by and between Carlisle Companies Incorporated and Titan International, Inc.

     2 Voting Agreement dated as of August 4, 1999, by and between Carlisle and MascoTech, Inc.

     3 Voting Agreement dated as of August 4, 1999, by and between Carlisle and 399 Venture Partners, Inc.

     4 Voting Agreement dated as of August 4, 1999, by and between Carlisle and Maurice M. Taylor.

     5 Voting Agreement dated as of August 4, 1999, by and between Carlisle and Anthony L. Soave.



                               Page 7 of 35 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1999.

                                CARLISLE COMPANIES INCORPORATED


                                By:  /s/  JOHN S. BARSANTI
                                     -------------------------------------------
                                     Name:  John S. Barsanti
                                     Title:   Vice President and Chief Financial
                                               Officer





                               Page 8 of 35 Pages

                                                                       EXHIBIT 1




                         Carlisle Companies Incorporated
                            250 South Clinton Street
                            Syracuse, New York 13202




                                        August 4, 1999


CONFIDENTIAL

Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

Attention:  Maurice M. Taylor, Jr.,
            President and Chief Executive Officer

Dear Mr. Taylor:

                  This letter (this "Letter") will confirm the discussions between Carlisle Companies Incorporated ("Buyer") and Titan International, Inc. ("Seller"), with respect to the proposed merger (the "Merger") involving Seller and an entity to be formed by Buyer (the "Merger Sub"). The Merger shall be made upon the following terms and subject to the following conditions:

1.       PRICE AND STRUCTURE OF THE TRANSACTION.

                  Subject to the terms and conditions set forth herein, on the Closing Date (as defined below), the Merger Sub and Seller shall engage in a merger qualifying as a "tax-free" reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Upon consummation of the Merger, each share of common stock, no par value ("Seller Common Stock"), of Seller issued and outstanding immediately prior to the Merger shall be converted into right to receive the fraction of one share of common stock, par value $1.00 per share ("Buyer Common Stock"), of Buyer (the "Exchange Ratio") equal to the quotient obtained by dividing (i) $17 by (ii) the average of the closing price per share of Buyer Common Stock on the New York Stock Exchange ("NYSE") (as reported in THE WALL STREET JOURNAL) on each of the 15 consecutive trading days immediately preceding the second trading day prior to the actual date of the special meeting of Buyer's stockholders with respect to the transactions contemplated by the Merger (the "Average Closing Price"); PROVIDED, HOWEVER, that the Exchange Ratio shall be no less than .3242 and no more than .3652, even if the Average Closing Price exceeds $52.43 or is less than $46.55, respectively. In the event that the Average Closing Price is (i) less than $40.00, Seller may, at its option, terminate the Merger or (ii) greater than $60.00, Buyer may, at its option, terminate the Merger, in each case without further liability to the other party. The Exchange Ratio shall be calculated and rounded to the nearest 1/10,000th of a decimal place. No




                               Page 9 of 35 Pages
fractional shares of Buyer Common Stock shall be issued pursuant to the Merger. In lieu of the issuance of any fractional share of Buyer Common Stock pursuant to the Merger, cash adjustments shall be paid to holders in respect of any fractional shares of Buyer Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product of such fractional amount and the Average Closing Price of Buyer Common Stock for the first five trading days commencing on and immediately following the Closing Date.

                  Upon consummation of the Merger, all obligations of Seller under issued and outstanding options, warrants and other rights to acquire or receive Seller Common Stock (the "Seller Options") shall be transferred to and assumed by Buyer as options to purchase shares of Buyer Common Stock. Following the effective time of the transactions contemplated by the Merger (the "Effective Time"), each such Seller Option shall be exercisable upon the same terms and conditions as then are applicable to such Seller Option, except that
(i) each such Seller Option shall be exercisable for that number of shares of Buyer Common Stock equal to the product obtained by multiplying the number of shares of Seller Common Stock that were issuable upon exercise in full of such assumed Seller Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares of Buyer Common Stock and (ii) the per share exercise price for the shares of Buyer Common Stock issuable upon exercise of such Seller Option shall be equal to the quotient obtained by dividing the exercise price per share of Seller Common Stock at which such Seller Option were exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Seller and Buyer shall cooperate and take all actions that are reasonably necessary and within Seller's control to (A) comply with the provisions of this paragraph and
(B) avoid any "excess parachute payment" (as contemplated by Section 280G of the Code) with respect to such options.

2.       SIGNING AND CLOSING.

                  The closing of the Merger shall be held as soon as practicable following the execution and delivery of a definitive merger agreement (the "Definitive Agreement"), at a time and place to be mutually agreed upon by Seller and Buyer (the "Closing Date"). The parties agree to work diligently and in good faith toward the execution and delivery of the Definitive Agreement within 45 days of the date hereof (the "Target Date"). The consummation of the Merger shall be subject to and conditioned upon, among other things, (i) the execution of a mutually acceptable Definitive Agreement and the compliance with or satisfaction or waiver of the terms and conditions thereof on or before the Closing Date; (ii) the completion of due diligence investigation by Seller and Buyer as described further in paragraph 3 below; (iii) the receipt of all material consents and approvals, including from regulatory agencies (domestic or foreign), necessary to consummate the Merger in conformity with applicable law (domestic or foreign), agreements and orders (domestic or foreign) without the necessity of making any changes to the business of Buyer or Seller as they currently exist; (iv) the approval of the Board of Directors and stockholders of each of Seller and Buyer of the Definitive Agreement and the transactions contemplated thereby; (v) the Merger qualifying as a "pooling-of-interests" transaction in accordance with Opinion 16 of the Accounting Principles Board and the receipt by Buyer of (A) a favorable determination by the Securities and Exchange Commission (the "SEC") to the effect that the Merger qualifies as a "pooling-of-interest" transaction and (B) a "pooling opinion" issued by Buyer's independent auditors in form and substance satisfactory to Buyer dated the date of the Registration Statement on Form S-4 (the "Form S-4") and confirmed in writing at the Effective Time; (vi) the Form S-4 shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and no stop order shall have been issued by the SEC with respect thereto; (vii) the shares of Buyer Common Stock



                              Page 10 of 35 Pages
issuable in connection with the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance; and (viii) the absence of any changes having or reasonably likely to have a material adverse effect on the business, properties, operations, prospects or conditions (financial or otherwise) of Seller and its subsidiaries, or Buyer and its subsidiaries, in each case, taken as a whole. The shares of Buyer Common Stock to be delivered in connection with the Merger shall be registered with the SEC pursuant to the Form S-4. The Form S-4, which shall include the joint proxy statement/prospectus of Seller and Buyer, shall be mailed to all of the stockholders of Seller and Buyer in connection with their approval of the transactions contemplated by the Merger.

3.       ACCESS TO FACILITIES; DUE DILIGENCE.

                  From the date hereof to the Expiration Date (as defined in Paragraph 14), each of Seller and Buyer and their respective attorneys, consultants, accountants, lenders and authorized representatives (collectively, the "Representatives"), upon reasonable notice to the other party, shall be afforded full access to the all properties, books, contracts, commitments, records, personnel, agents and representatives of the other party in order to permit it to conduct its due diligence investigation of the other party. It is anticipated that this investigation will include an examination and assessment of future business prospects of the respective parties, including a review of strategic plans, products and financial forecasts. Following receipt of all necessary approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Buyer and its Representatives shall also be permitted to contact suppliers, customers and others having business relations with Seller in connection with such investigation upon reasonable prior notice to Seller.

4.       CONDUCT OF BUSINESS PENDING CLOSING.

                  From the date hereof until the Expiration Date, Seller shall continue to operate its business in the usual and ordinary course (including, without limitation, the payment of dividends in accordance with past practice), shall refrain from entering into any material contracts or agreements, other than in accordance with past practice, making any material capital expenditures (not approved by Seller's Board of Director prior to the date hereof) or significant organizational or personnel changes (including the sale or purchase of any significant assets or business segments, other than in the ordinary course) and shall use all reasonable efforts to preserve the goodwill of its customers, employees, independent contractors, suppliers and others with whom Seller has business relations.

5.       NO SOLICITATION.

                  For the period from the date hereof until the Target Date, or such longer period as the parties hereto may agree in writing (the "Nonsolicitation Period"), Seller and each of its officers, directors, attorneys, accountants and other representatives acting within the scope of their authority shall refrain, directly or indirectly, from soliciting, initiating, inducing or otherwise encouraging (i) inquiries or proposals from,
(ii) an offer to be made by or (iii) discussions with any party other than Buyer with respect to the sale of any of the capital stock or business of Seller or any of its assets (other than sales of assets in ordinary course of business). Notwithstanding the foregoing provisions of this paragraph 5, Seller's Board of Directors shall be free to take any action or authorize the taking of any action with respect to unsolicited (and only unsolicited) inquiries, proposals or offers, including, without limitation, responding thereto and providing information to third parties in connection therewith, as may be required in the exercise of their fiduciary duties to Seller or its stockholders; PROVIDED, HOWEVER, that, as a condition to taking any



                              Page 11 of 35 Pages
such action, Seller must have received from any such third party an executed confidentiality agreement in customary form on terms not less favorable to Seller than the confidentiality provisions set forth in that certain Confidentiality Agreement, dated the date hereof, by and between Seller and Buyer (the "Confidentiality Agreement"). Seller shall promptly inform Buyer in writing of any such inquiry (including the name of any such third party). The foregoing shall in no way limit Seller's obligations to Buyer hereunder, including, without limitation, under paragraph 10 below.

6.       DEFINITIVE AGREEMENT.

                  The obligations of Seller and Buyer are expressly subject to the negotiation and execution of the Definitive Agreement in form and substance satisfactory to each party and their respective counsel. The Definitive Agreement shall contain representations, warranties, covenants, agreements, conditions, termination provisions and indemnities as are customary in public merger agreements of this type.

7.       VOTING AGREEMENT.

                  Seller acknowledges that in order to insure that the Merger will be consummated as intended and as an inducement to Buyer entering into this Letter, each of MascoTech., Inc., 399 Venture Partners, Inc., Maurice M. Taylor, Jr. and Anthony L. Soave (the "Granting Stockholders"), holding in the aggregate approximately 37% of all the issued and outstanding shares of Seller Common Stock, shall execute and deliver to Buyer a voting agreement/irrevocable proxy (the "Voting Agreement") in the form attached hereto as EXHIBIT A upon Seller's execution of this Letter.

8.       CONFIDENTIALITY.

                  In the event of the termination of this Letter or the transactions contemplated hereby, all information acquired by either party or their respective employees, agents or Representatives of the business of the other party hereto shall be held in accordance with the terms and provisions of the Confidentiality Agreement, which terms and provisions are incorporated herein in their entirety and constitute a part hereof.

9.       CERTAIN REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

                  Each of Seller and Buyer represents and warrants to the other that its most recent Annual Report on Form 10-K and each report or document filed with the SEC since such date (which constitute all of the documents and reports such party was required to file with the SEC since such date) as of their respective dates ("Public Filings"), complied in all material respects with the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations under each such Act, and none of such filings contained as of such date any untrue statement of a Material fact or omitted to state a Material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the best of each party's knowledge, since March 31, 1999, neither Seller nor Buyer has incurred any undisclosed Material liability or obligation of any kind. For the purposes of this paragraph 9, "Material" shall mean material to Seller or Buyer, as the case may be, and their respective subsidiaries taken as a whole.

                  Each party agrees to take all such actions as may be required under its charter documents and the laws of its jurisdiction of incorporation to facilitate the consummation of the



                              Page 12 of 35 Pages

Merger, including, without limitation, obtaining all approvals and consents as may be required under relevant control share acquisition statutes or similar laws.

10.      TERMINATION FEE.

                  If (i) prior to the Expiration Date, Seller enters into an agreement or series of agreements with a third party or its affiliates, for the sale (without regard to the form of sale) of all or a substantial portion of the assets, stock or business of Seller, with any party other than Buyer, or breaches its obligations set forth in paragraph 5 above or (ii) within six months of the Expiration Date, Seller enters into an agreement or series of agreements with a third party or its affiliates, for the sale (without regard to the form of sale) of all or a substantial portion of the assets, stock or business of Seller, then upon execution and delivery of any such agreement contemplated by clause (i) or (ii) above or a breach of paragraph 5 above, Seller shall (unless Buyer shall have breached its representations and warranties provided in paragraph 9 above) pay to Buyer a termination fee of $20,000,000 in cash, as liquidated damages.

                  If prior to the Expiration Date, Buyer determines not to enter into the Definitive Agreement, other than as a result of (i) discovery during its due diligence investigation of facts, circumstances or events which have had or could have a material adverse effect on the (A) the business, properties, operations, prospects or condition (financial or otherwise) of Seller and its subsidiaries, taken as a whole, which are not set forth in Seller's Public Filings in reasonable detail or (B) the ability of Seller to perform or meet its obligations under or pursuant to the Merger Agreement or the Granting Stockholders under or pursuant to the Voting Agreements (ii) the failure (A) of Buyer and Seller to, in good faith, reach an agreement with respect to the terms and conditions of the Definitive Agreement prior to the Expiration Date or (B) of the conditions to Buyer's consummation of the Merger contemplated hereby or in the Definitive Agreement to be met or (iii) a breach by Seller or any of its affiliates, employees or Representatives of any provision of the Letter, including, without limitation, the provisions of paragraph 5 above or Seller's representations and warranties provided in paragraph 9 above, Buyer shall, promptly following the Expiration Date, pay to Seller a termination fee of $5,000,000, as liquidated damages. Notwithstanding any provision of the first paragraph of this paragraph 10, in the event Buyer is obligated to pay Seller such $5,000,000 termination fee then from and after such time Seller shall no longer be obligated under the provisions of the first paragraph of this paragraph 10.

11.      EXPENSES.

                  Except as provided in paragraph 10, each party will pay its own professional fees and expenses in connection with the Merger.

12.      PUBLIC DISCLOSURE.

                  The parties shall consult with each other and agree on the desirability, timing and substance of any press release or public announcement or publicity statement or other disclosures to the public relating to the proposed transaction. Subject to applicable law, neither of the parties shall issue such public disclosure without the prior agreement of the other party hereto as to the time of the issuance, extent of distribution and form and substance of such public disclosure; PROVIDED, HOWEVER, that immediately following the execution and delivery of this Letter the parties shall issue a joint press release in the form of EXHIBIT B hereto.




                              Page 13 of 35 Pages

13.      EFFECT OF THIS LETTER.

                  Except for the provisions of paragraphs 3, 5, 7, 8, 10, 11 and 12 above, this paragraph 13 and paragraphs 15 and 16 below, this Letter is not intended to be and is not a binding contract between us, but is a statement of our good faith, mutual intent and understanding as of this date to proceed with the Merger contemplated hereby on the terms outlined in this Letter. With respect to provisions hereof other than paragraphs 3, 5, 7, 8, 10, 11 and 12 above, this paragraph 13 and paragraphs 15 and 16 below, the parties will be jointly bound only in accordance with the terms and conditions contained in the executed Definitive Agreement.

14.      EXPIRATION.

                  This Letter (other than the provisions of paragraphs 8, 10 and 11 above) shall expire upon the termination of the Nonsolicitaion Period set forth in paragraph 5 above (the "Expiration Date").

15.      CERTAIN STATE LAW MATTERS.

                  Seller hereby represents and warrants to Buyer that it has taken all such actions required by law or its Certificate of Incorporation or Bylaws so that no state takeover, control share acquisition or other law (including, without limitation, under the Illinois Business Corporation Act) that purports to limit or restrict mergers or other business combinations or the ability to acquire or vote shares are applicable to any of (i) the execution of this Letter, the Definitive Agreement or the Voting Agreements, (ii) the Merger or (iii) the transactions contemplated by the Merger, the Voting Agreements or hereby.

16.      MISCELLANEOUS.

                  This Letter (i) may be executed in counterparties, each of which shall be deemed to be an original, but all of which shall constitute one and the same document and (ii) shall be construed in accordance with the laws of the State of New York without regard to the conflict of law principles thereof.



                              Page 14 of 35 Pages

                  Please indicate your agreement with the terms and conditions of this Letter and your good faith intention to enter into a Definitive Agreement by signing and returning one copy of this Letter to the undersigned, whereupon we shall proceed promptly with the preparation of a Definitive Agreement.

                  We look forward to working with you toward a successful closing.

                                    Very truly yours,

                                    CARLISLE COMPANIES INCORPORATED


                                    By:   /s/  STEPHEN P. MUNN
                                          --------------------------------------
                                          Name:  Stephen P. Munn
                                          Title: Chairman and Chief Executive
                                                     Officer
Agreed to this 4th day of
August, 1999

TITAN INTERNATIONAL, INC.


By:  /s/  MAURICE M. TAYLOR, JR.
     --------------------------------------
     Name:  Maurice M. Taylor, Jr.
     Title: President and Chief Executive Officer






                              Page 15 of 35 Pages

                                                                       EXHIBIT 2


                                VOTING AGREEMENT


                  THIS VOTING AGREEMENT (this "Agreement") is made as of August 4,1999 by and between Carlisle Companies Incorporated ("Buyer") and MascoTech, Inc. (the "Stockholder").

                  WHEREAS, Titan International, Inc. ("Seller") and Buyer have entered into a letter of intent (the "Letter of Intent") providing for the merger, subject to Seller and Buyer entering into a definitive merger agreement (the "Merger Agreement") as provided in the Letter of Intent, of a wholly-owned subsidiary of Buyer with and into Seller in a "tax-free" reorganization under
Section 368 of the Internal Revenue Code of 1986, as amended (the "Merger");

                  WHEREAS, as of the date hereof, the Stockholder beneficially owns 3,315,852 shares (the "Subject Shares") of common stock, no par value ("Seller Common Stock"), of Seller; and

                  WHEREAS, as a condition to its willingness to enter into the Letter of Intent, Buyer has requested that the Stockholder enter into, and the Stockholder has agreed to enter into, this Agreement pursuant to which the Stockholder shall, among other thing, vote in favor of the Merger.

                  NOW, THEREFORE, to induce Buyer to enter into, and in consideration of its entering into, the Letter of Intent and in consideration of the promises and the representations, warranties and agreements contained herein, the parties agree as follows:

                  1. GRANT OF IRREVOCABLE PROXY. Without in any way limiting the Stockholder's right to vote the Subject Shares in its sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval (including written consent), effective upon the approval of the Merger Agreement by Seller's Board of Directors, the Stockholder hereby irrevocably grants to and appoints Buyer the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Stockholder, to vote the Subject Shares in favor of the Merger Agreement and the Merger. The Stockholder hereby affirms that the irrevocable proxy set forth in this paragraph 1 is given in connection with the execution of the Letter of Intent, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

                  2. COVENANTS OF STOCKHOLDER WITH RESPECT TO THE MERGER. The Stockholder shall not, except as contemplated by this Agreement, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Subject Shares or grant any proxy or interest in or with respect to such Subject Shares or deposit such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares. The Stockholder further covenants and agrees that until this Agreement is terminated in accordance with the terms of paragraph 6 hereof, the Stockholder shall not initiate



                              Page 16 of 35 Pages
or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to, or engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or any significant portion of the assets, stock or business of Seller.

                  3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. The Stockholder hereby represents and warrants to Buyer as of the date hereof in respect of itself as follows:

                  (a) The Stockholder has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or constitute (with or without notice of lapse of time or both) default under, any provision of the Certificate of Incorporation or Bylaws of the Stockholder or any material trust agreement, loan or credit agreement, bond, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise or license or any statute, law, ordinance, rule, regulation, judgment, order, notice or decree applicable to the Stockholder or to any of the Stockholder's property or assets.

                  (b) The Stockholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares, free and clear of any liens whatsoever. The Stockholder does not own, of record or beneficially, any shares of capital stock of Seller other than the Subject Shares. The Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

                  4. CERTAIN EVENTS. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including the Stockholder's successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Seller affecting Seller Commons Stock, or the acquisition of additional shares of Seller Common Stock or other voting securities of Seller by the Stockholder, the number of Subject Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Seller Commons Stock or other voting securities of Seller issued to or acquired by the Stockholder.

                  5. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Stockholder, on the one hand, without the prior written consent of Buyer nor by Buyer, on the other hand, without the prior written consent of the Stockholder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  6. TERMINATION. This Agreement shall terminate, and the provisions hereof shall be of no further force or effect upon earlier (a) six months from the expiration date of the Target Date (as defined in the Letter of Intent), (b) the Effective Time of the Merger or (c) the payment by Seller to Buyer of the $20,000,000 termination fee or Buyer to Seller of the $5,000,000 termination fee, as the case may be, as provided in paragraph 10 of the Letter of Intent.





                              Page 17 of 35 Pages

                  7.       GENERAL PROVISIONS.

                  (a) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                  (b) NOTICE. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given as follows:

                           if to the Stockholder:

                           MascoTech, Inc.
                           21001 Van Born Road
                           Taylor, MI 18180
                           Attn.: Mr. David B. Liner

                           with a copy to:

                           Bodman, Longley & Dahling LLP
                           100 Renaissance Center
                           34th Floor
                           Detroit, Michigan 48243
                           Attn.:  Robert J. Diehl, Jr.

                           if to Buyer:

                           250 South Clinton Street
                           Suite 201
                           Syracuse, New York 13202
                           Attn:  General Counsel

                           with a copy to:

                           Dewey Ballantine LLP
                           1301 Avenue of the Americas
                           New York, New York 10019
                           Attn:  Douglas L. Getter

                  (c) COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties.

                  (d) ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (provided that this Agreement shall in no way alter or otherwise modify the Letter Agreement) and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  (e) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.





                              Page 18 of 35 Pages

                  (f) ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the necessity of posting a bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Without limiting the generality of the foregoing, the parties hereto expressly agree that the obligations of the Stockholder set forth in paragraph 2 hereof shall be subject to the foregoing provisions of this paragraph 8(f).

                  (g) SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with valid and enforceable provision that will achieve, to the fullest extent possible, the original intent of the parties.



                              Page 19 of 35 Pages

                  IN WITNESS WHEREOF, Buyer and the Stockholder have caused this Agreement to be duly executed on the date first above written.

                                MASCOTECH, INC.


                                /s/  DAVID B. LINER
                                ------------------------------------------------
                                Name:  David B. Liner
                                Title: Vice President and General Counsel


                                CARLISLE COMPANIES INCORPORATED


                                By:  /s/  JOHN S. BARSANTI
                                     -------------------------------------------
                                     Name:  John S. Barsanti
                                     Title: Vice President and Chief Financial
                                             Officer



                              Page 20 of 35 Pages

                                                                       EXHIBIT 3


                                VOTING AGREEMENT


                  THIS VOTING AGREEMENT (this "Agreement") is made as of August 4,1999 by and between Carlisle Companies Incorporated ("Buyer") and 399 Venture Partners, Inc. (the "Stockholder").

                  WHEREAS, Titan International, Inc. ("Seller") and Buyer have entered into a letter of intent (the "Letter of Intent") providing for the merger, subject to Seller and Buyer entering into a definitive merger agreement (the "Merger Agreement") as provided in the Letter of Intent, of a wholly-owned subsidiary of Buyer with and into Seller in a "tax-free" reorganization under
Section 368 of the Internal Revenue Code of 1986, as amended (the "Merger");

                  WHEREAS, as of the date hereof, the Stockholder beneficially owns 2,031,112 shares (the "Subject Shares") of common stock, no par value ("Seller Common Stock"), of Seller; and

                  WHEREAS, as a condition to its willingness to enter into the Letter of Intent, Buyer has requested that the Stockholder enter into, and the Stockholder has agreed to enter into, this Agreement pursuant to which the Stockholder shall, among other thing, vote in favor of the Merger.

                  NOW, THEREFORE, to induce Buyer to enter into, and in consideration of its entering into, the Letter of Intent and in consideration of the promises and the representations, warranties and agreements contained herein, the parties agree as follows:

                  1. GRANT OF IRREVOCABLE PROXY. Without in any way limiting the Stockholder's right to vote the Subject Shares in its sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval (including written consent), the Stockholder hereby irrevocably grants to and appoints Buyer the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Stockholder, to vote the Subject Shares in favor of the Merger Agreement and the Merger. The Stockholder hereby affirms that the irrevocable proxy set forth in this paragraph 1 is given in connection with the execution of the Letter of Intent, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

                  2. COVENANTS OF STOCKHOLDER WITH RESPECT TO THE MERGER.

                  (a) Without in any way limiting the Stockholder's right to vote the Subject Shares in its sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval (including by written consent) , at any meeting of the stockholders of Seller called upon to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Merger and the Merger Agreement is sought, the Stockholder



                              Page 21 of 35 Pages
shall vote (or cause to be voted) the Subject Shares (which shares may be greater or less the number of shares as of the date hereof) in favor of the Merger, the approval and adoption by Seller of the Merger Agreement and approval of the other transactions contemplated by the Merger Agreement.

                  (b) The Stockholder shall not, except as contemplated by this Agreement, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Subject Shares or grant any proxy or interest in or with respect to such Subject Shares or deposit such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares. The Stockholder further covenants and agrees that until this Agreement is terminated in accordance with the terms of paragraph 6 hereof, the Stockholder shall not initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to, or engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or any significant portion of the assets, stock or business of Seller.

                  3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. The Stockholder hereby represents and warrants to Buyer as of the date hereof in respect of itself as follows:

                  (a) The Stockholder has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or constitute (with or without notice of lapse of time or both) default under, any provision of the Certificate of Incorporation or Bylaws of the Stockholder or any material trust agreement, loan or credit agreement, bond, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise or license or any statute, law, ordinance, rule, regulation, judgment, order, notice or decree applicable to the Stockholder or to any of the Stockholder's property or assets.

                  (b) The Stockholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares, free and clear of any liens whatsoever. The Stockholder does not own, of record or beneficially, any shares of capital stock of Seller other than the Subject Shares. The Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

                  4. CERTAIN EVENTS. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including the Stockholder's successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Seller affecting Seller Commons Stock, or the acquisition of additional shares of Seller Common Stock or other voting securities of Seller by the Stockholder, the number of Subject Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Seller Commons Stock or other voting securities of Seller issued to or acquired by the Stockholder.




                              Page 22 of 35 Pages

                  5. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Stockholder, on the one hand, without the prior written consent of Buyer nor by Buyer, on the other hand, without the prior written consent of the Stockholder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  6. TERMINATION. This Agreement shall terminate, and the provisions hereof shall be of no further force or effect upon earlier (a) six months from the expiration date of the Target Date (as defined in the Letter of Intent), (b) the Effective Time of the Merger or (c) the payment by Seller to Buyer of the $20,000,000 termination fee or Buyer to Seller of the $5,000,000 termination fee, as the case may be, as provided in paragraph 10 of the Letter of Intent.

                  7.  GENERAL PROVISIONS.

                  (a) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                  (b) NOTICE. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given as follows:

                           if to the Stockholder:

                           399 Venture Partners, Inc.
                           -----------------------------------
                           -----------------------------------

                           with a copy to:

                           Bodman, Longley & Dahling LLP
                           100 Renaissance Center
                           34th Floor
                           Detroit, Michigan 48243
                           Attn.:  Robert J. Diehl, Jr.

                           if to Buyer:

                           250 South Clinton Street
                           Suite 201
                           Syracuse, New York 13202
                           Attn:  General Counsel

                           with a copy to:

                           Dewey Ballantine LLP
                           1301 Avenue of the Americas
                           New York, New York 10019
                           Attn:  Douglas L. Getter

                  (c) COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become



                              Page 23 of 35 Pages
effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties.

                  (d) ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (provided that this Agreement shall in no way alter or otherwise modify the Letter Agreement) and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  (e) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

                  (f) ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the necessity of posting a bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Without limiting the generality of the foregoing, the parties hereto expressly agree that the obligations of the Stockholder set forth in paragraph 2 hereof shall be subject to the foregoing provisions of this paragraph 8(f).

                  (g) SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with valid and enforceable provision that will achieve, to the fullest extent possible, the original intent of the parties.



                              Page 24 of 35 Pages

                  IN WITNESS WHEREOF, Buyer and the Stockholder have caused this Agreement to be duly executed on the date first above written.

                                399 VENTURE PARTNERS, INC.


                                /s/  RICHARD M. CASHIN
                                ------------------------------------------------
                                Name:  Richard M. Cashin
                                Title: Vice President


                                CARLISLE COMPANIES INCORPORATED


                                By:  /s/  JOHN S. BARSANTI
                                     -------------------------------------------
                                     Name:  John S. Barsanti
                                     Title: Vice President and Chief Financial
                                               Officer


                              Page 25 of 35 Pages

                                                                       EXHIBIT 4


                                VOTING AGREEMENT


                  THIS VOTING AGREEMENT (this "Agreement") is made as of August 4,1999 by and between Carlisle Companies Incorporated ("Buyer") and Maurice M. Taylor, Jr. (the "Stockholder").

                  WHEREAS, Titan International, Inc. ("Seller") and Buyer have entered into a letter of intent (the "Letter of Intent") providing for the merger, subject to Seller and Buyer entering into a definitive merger agreement (the "Merger Agreement") as provided in the Letter of Intent, of a wholly-owned subsidiary of Buyer with and into Seller in a "tax-free" reorganization under
Section 368 of the Internal Revenue Code of 1986, as amended (the "Merger");

                  WHEREAS, as of the date hereof, the Stockholder beneficially owns 1,734,178 shares (the "Subject Shares") of common stock, no par value ("Seller Common Stock"), of Seller; and

                  WHEREAS, as a condition to its willingness to enter into the Letter of Intent, Buyer has requested that the Stockholder enter into, and the Stockholder has agreed to enter into, this Agreement pursuant to which the Stockholder shall, among other thing, vote in favor of the Merger.

                  NOW, THEREFORE, to induce Buyer to enter into, and in consideration of his entering into, the Letter of Intent and in consideration of the promises and the representations, warranties and agreements contained herein, the parties agree as follows:

                  1. GRANT OF IRREVOCABLE PROXY. Without in any way limiting the Stockholder's right to vote the Subject Shares in his sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval (including written consent), the Stockholder hereby irrevocably grants to and appoints Buyer the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Stockholder, to vote the Subject Shares in favor of the Merger Agreement and the Merger. The Stockholder hereby affirms that the irrevocable proxy set forth in this paragraph 1 is given in connection with the execution of the Letter of Intent, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

                  2. COVENANTS OF STOCKHOLDER WITH RESPECT TO THE MERGER.

                  (a) Without in any way limiting the Stockholder's right to vote the Subject Shares in his sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval (including by written consent) , at any meeting of the stockholders of Seller called upon to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Merger and the Merger Agreement is sought, the Stockholder



                              Page 26 of 35 Pages
shall vote (or cause to be voted) the Subject Shares (which shares may be greater or less the number of shares as of the date hereof) in favor of the Merger, the approval and adoption by Seller of the Merger Agreement and approval of the other transactions contemplated by the Merger Agreement.

                  (b) The Stockholder shall not, except as contemplated by this Agreement, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Subject Shares or grant any proxy or interest in or with respect to such Subject Shares or deposit such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares. The Stockholder further covenants and agrees that until this Agreement is terminated in accordance with the terms of paragraph 6 hereof, the Stockholder shall not initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to, or engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or any significant portion of the assets, stock or business of Seller.

                  3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. The Stockholder hereby represents and warrants to Buyer as of the date hereof in respect of himself as follows:

                  (a) The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or constitute (with or without notice of lapse of time or both) default under, any provision of or any material trust agreement, loan or credit agreement, bond, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise or license or any statute, law, ordinance, rule, regulation, judgment, order, notice or decree applicable to the Stockholder or to any of the Stockholder's property or assets.

                  (b) The Stockholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares, free and clear of any liens whatsoever. The Stockholder does not own, of record or beneficially, any shares of capital stock of Seller other than the Subject Shares. The Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

                  4. CERTAIN EVENTS. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including the Stockholder's successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Seller affecting Seller Commons Stock, or the acquisition of additional shares of Seller Common Stock or other voting securities of Seller by the Stockholder, the number of Subject Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Seller Commons Stock or other voting securities of Seller issued to or acquired by the Stockholder.



                              Page 27 of 35 Pages

                  5. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Stockholder, on the one hand, without the prior written consent of Buyer nor by Buyer, on the other hand, without the prior written consent of the Stockholder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  6. TERMINATION. This Agreement shall terminate, and the provisions hereof shall be of no further force or effect upon earlier (a) six months from the expiration date of the Target Date (as defined in the Letter of Intent), (b) the Effective Time of the Merger or (c) the payment by Seller to Buyer of the $20,000,000 termination fee or Buyer to Seller of the $5,000,000 termination fee, as the case may be, as provided in paragraph 10 of the Letter of Intent.

                  7.  GENERAL PROVISIONS.

                  (a) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                  (b) NOTICE. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given as follows:

                           if to the Stockholder:

                           Maurice M. Taylor, Jr.
                           c/o Titan International, Inc.
                           2701 Spruce Street,
                           Quincy, Illinois 62301

                           with a copy to:

                           Bodman, Longley & Dahling LLP
                           100 Renaissance Center
                           34th Floor
                           Detroit, Michigan 48243
                           Attn.:  Robert J. Diehl, Jr.

                           if to Buyer:

                           250 South Clinton Street
                           Suite 201
                           Syracuse, New York 13202
                           Attn:  General Counsel

                           with a copy to:

                           Dewey Ballantine LLP
                           1301 Avenue of the Americas
                           New York, New York 10019
                           Attn:  Douglas L. Getter




                              Page 28 of 35 Pages

                  (c) COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties.

                  (d) ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (provided that this Agreement shall in no way alter or otherwise modify the Letter Agreement) and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  (e) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

                  (f) ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the necessity of posting a bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Without limiting the generality of the foregoing, the parties hereto expressly agree that the obligations of the Stockholder set forth in paragraph 2 hereof shall be subject to the foregoing provisions of this paragraph 8(f).

                  (g) SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with valid and enforceable provision that will achieve, to the fullest extent possible, the original intent of the parties.




                              Page 29 of 35 Pages

                  IN WITNESS WHEREOF, Buyer and the Stockholder have caused this Agreement to be duly executed on the date first above written.


                              /s/  MAURICE M. TAYLOR, JR.
                              ------------------------------------------------
                              Name:  Maurice M. Taylor, Jr.
                              Title:


                              CARLISLE COMPANIES INCORPORATED


                              By:  /s/  JOHN S. BARSANTI
                                   --------------------------------------------
                                   Name:  John S. Barsanti
                                   Title: Vice President and Chief Financial
                                             Officer



                              Page 30 of 35 Pages

                                                                       EXHIBIT 5


                                VOTING AGREEMENT


                  THIS VOTING AGREEMENT (this "Agreement") is made as of August 4,1999 by and between Carlisle Companies Incorporated ("Buyer") and Anthony L. Soave (the "Stockholder").

                  WHEREAS, Titan International, Inc. ("Seller") and Buyer have entered into a letter of intent (the "Letter of Intent") providing for the merger, subject to Seller and Buyer entering into a definitive merger agreement (the "Merger Agreement") as provided in the Letter of Intent, of a wholly-owned subsidiary of Buyer with and into Seller in a "tax-free" reorganization under
Section 368 of the Internal Revenue Code of 1986, as amended (the "Merger");

                  WHEREAS, as of the date hereof, the Stockholder beneficially owns 691,800 shares (the "Subject Shares") of common stock, no par value ("Seller Common Stock"), of Seller; and

                  WHEREAS, as a condition to its willingness to enter into the Letter of Intent, Buyer has requested that the Stockholder enter into, and the Stockholder has agreed to enter into, this Agreement pursuant to which the Stockholder shall, among other thing, vote in favor of the Merger.

                  NOW, THEREFORE, to induce Buyer to enter into, and in consideration of his entering into, the Letter of Intent and in consideration of the promises and the representations, warranties and agreements contained herein, the parties agree as follows:

                  1. GRANT OF IRREVOCABLE PROXY. Without in any way limiting the Stockholder's right to vote the Subject Shares in his sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval (including written consent), the Stockholder hereby irrevocably grants to and appoints Buyer the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Stockholder, to vote the Subject Shares in favor of the Merger Agreement and the Merger. The Stockholder hereby affirms that the irrevocable proxy set forth in this paragraph 1 is given in connection with the execution of the Letter of Intent, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

                  2. COVENANTS OF STOCKHOLDER WITH RESPECT TO THE MERGER.

                  (a) Without in any way limiting the Stockholder's right to vote the Subject Shares in his sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval (including by written consent) , at any meeting of the stockholders of Seller called upon to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Merger and the Merger Agreement is sought, the Stockholder



                              Page 31 of 35 Pages
shall vote (or cause to be voted) the Subject Shares (which shares may be greater or less the number of shares as of the date hereof) in favor of the Merger, the approval and adoption by Seller of the Merger Agreement and approval of the other transactions contemplated by the Merger Agreement.

                  (b) The Stockholder shall not, except as contemplated by this Agreement, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Subject Shares or grant any proxy or interest in or with respect to such Subject Shares or deposit such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares. The Stockholder further covenants and agrees that until this Agreement is terminated in accordance with the terms of paragraph 6 hereof, the Stockholder shall not initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to, or engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or any significant portion of the assets, stock or business of Seller.

                  3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. The Stockholder hereby represents and warrants to Buyer as of the date hereof in respect of himself as follows:

                  (a) The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or constitute (with or without notice of lapse of time or both) default under, any provision of or any material trust agreement, loan or credit agreement, bond, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise or license or any statute, law, ordinance, rule, regulation, judgment, order, notice or decree applicable to the Stockholder or to any of the Stockholder's property or assets.

                  (b) The Stockholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares, free and clear of any liens whatsoever. The Stockholder does not own, of record or beneficially, any shares of capital stock of Seller other than the Subject Shares. The Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

                  4. CERTAIN EVENTS. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including the Stockholder's successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Seller affecting Seller Commons Stock, or the acquisition of additional shares of Seller Common Stock or other voting securities of Seller by the Stockholder, the number of Subject Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Seller Commons Stock or other voting securities of Seller issued to or acquired by the Stockholder.




                              Page 32 of 35 Pages

                  5. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Stockholder, on the one hand, without the prior written consent of Buyer nor by Buyer, on the other hand, without the prior written consent of the Stockholder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  6. TERMINATION. This Agreement shall terminate, and the provisions hereof shall be of no further force or effect upon earlier (a) six months from the expiration date of the Target Date (as defined in the Letter of Intent), (b) the Effective Time of the Merger or (c) the payment by Seller to Buyer of the $20,000,000 termination fee or Buyer to Seller of the $5,000,000 termination fee, as the case may be, as provided in paragraph 10 of the Letter of Intent.

                  7. GENERAL PROVISIONS.

                  (a) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                  (b) NOTICE. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given as follows:

                           if to the Stockholder:

                           Anthony L. Soave
                           c/o Titan International, Inc.
                           2701 Spruce Street,
                           Quincy, Illinois 62301

                           with a copy to:

                           Bodman, Longley & Dahling LLP
                           100 Renaissance Center
                           34th Floor
                           Detroit, Michigan 48243
                           Attn.:  Robert J. Diehl, Jr.

                           if to Buyer:

                           250 South Clinton Street
                           Suite 201
                           Syracuse, New York 13202
                           Attn:  General Counsel

                           with a copy to:

                           Dewey Ballantine LLP
                           1301 Avenue of the Americas
                           New York, New York 10019
                           Attn:  Douglas L. Getter




                              Page 33 of 35 Pages

                  (c) COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties.

                  (d) ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (provided that this Agreement shall in no way alter or otherwise modify the Letter Agreement) and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  (e) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

                  (f) ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the necessity of posting a bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Without limiting the generality of the foregoing, the parties hereto expressly agree that the obligations of the Stockholder set forth in paragraph 2 hereof shall be subject to the foregoing provisions of this paragraph 8(f).

                  (g) SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with valid and enforceable provision that will achieve, to the fullest extent possible, the original intent of the parties.




                              Page 34 of 35 Pages

                  IN WITNESS WHEREOF, Buyer and the Stockholder have caused this Agreement to be duly executed on the date first above written.


                               /s/  ANTHONY L. SOAVE
                               ------------------------------------------------
                               Name:  Anthony L. Soave
                               Title:


                               CARLISLE COMPANIES INCORPORATED


                               By:  /s/  JOHN S. BARSANTI
                                    --------------------------------------------
                                    Name:  John S. Barsanti
                                    Title: Vice President and Chief Financial
                                             Officer




                              Page 35 of 35 Pages